Mail Stop 3561

October 30, 2007

Buddy Young
Chief Executive Officer
Progressive Training, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California 91316

> **Re:** **Progressive Training, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed October 9, 2007**
> **File No. 000-52684**

Dear Mr. Young:

We have reviewed your responses to the comments in our letter dated July 9, 2007 and have the following additional comments.

Description of Business, page 3

1. We note your response to prior comment 4 and reissue. Please revise to include your revenues and net loss for the last audited period and interim stub. Doing so will provide a financial snapshot to help investors create a context to evaluate the rest of the information in the registration statement.

Financial Statements

Statements of Operations, page 40

2. We note that your statement of operations for the fiscal year ended May 31, 2006 has not been revised in response to our prior comment number 13. However, we also note that you have not explained to us why you believe the value of the 1,200,000 unrestricted shares issued to two consultants for services relating to the issuance of a Letter of Intent to acquire shares of Dematco should be capitalized as part of the cost of your investment in Dematco. In this regard, we re-issue our prior comment. Please tell us why the costs of the services provided by the two consultants should be capitalized as part of your investment as opposed to expensed through your income statement. Please cite any accounting literature that you believe supports your accounting treatment.

3. We note that the "weighted-average number of shares outstanding" that was used to calculate earnings per share for the fiscal year ended May 31, 2006 was not revised in response to our prior comment number 19. However, we also note that you have not explained why you have not retroactively reflected the change in your capital structure in your computation of earnings per share for this period. In this regard, we re-issue our prior comment.

Statement of Cash Flows, page 42

4. We note that certain liabilities were retained by your former parent in connection with your asset and liability assumption agreement, and as such, the amount of such liabilities was treated as a capital contribution (i.e. an increase to additional paid-in capital). Please revise the section of your cash flow statement titled "Supplemental disclosure of cash flow information" to disclose the amount of such liabilities.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies, page 43

5. We note from your discussion in MD&A that distribution and shipping costs are not included in cost of sales. As such, please expand your footnote to disclose both the amount of such costs and the line item on the income statement where such costs are recorded. Refer to paragraph 6 of EITF 00-10 for further guidance.

Business Background, page 43

6. We note that you have revised your financial statements in response to our prior comment numbers 14, 15, 17, 18 and 20. However, given that the accounting treatment applied upon consummation of your asset and liability assumption agreement is significant to an investor's understanding of your financial statements, we believe that you should also provide detailed disclosures in the notes to your financial statements, as well as MD&A, which discuss how you accounted for such transaction. In this regard, please provide a detailed discussion of how you have accounted for the assumption of any assets and liabilities that were held by your former parent and transferred to you while you were still a subsidiary, as well as your related recapitalization. Your additional disclosure should provide information including, but not limited to:

   • How you have derived the financial statements of Progressive Training, Inc. on a stand-alone basis.

   • A statement indicating the extent to which the operations of your former parent became your operations.

- A discussion of the value at which the assets and liabilities of your former parent were transferred to your books and the reason such accounting treatment was appropriate.

- The identification of any assets and/or liabilities that were retained by your former parent, your related accounting treatment, and the reason such accounting treatment was appropriate.

- A statement indicating that your statements of operations include the results of your former parent for the periods prior to the date on which you became an unconsolidated entity.

- Any other information that would aid in the understanding of how your financial statements have been derived.

Other

7. Please consider the financial statement updated requirements outlined in Item 310(g) of Regulation S-B prior to filing the amendment to your Form 10-SB.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

Regards,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (818) 235-0134</u>
          L. Stephen Albright
          Albright & Blum
          17337 Ventura Boulevard, Suite 208
          Encino, CA 91316